Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                Name and Address of Company

Franco-Nevada Corporation (the “Company”)

Exchange Tower, 130 King Street West

Suite 740, P.O. Box 467

Toronto, Ontario

M5X 1E4

Item 2:                                Date of Material Change

November 6, 2012

Item 3:                                News Release

A news release was disseminated on November 6, 2012 after markets closed and a copy was subsequently filed on SEDAR.

Item 4:                                Summary of Material Change

On November 6, 2012, the Company announced its intention to acquire a net royalty interest on the Weyburn Oil Unit located in south east Saskatchewan.

Item 5:                                Full Description of Material Change

5.1                                         Full Description of Material Change

After markets closed on November 6, 2012, the Company announced that it had entered in to a purchase and sale agreement with Penn West Petroleum Ltd. and Penn West Petroleum (collectively “Penn West”) to acquire an approximate 11.7 % net royalty interest (“NRI”) in the Weyburn Oil Unit (the “Unit”) for C$400 million in cash, prior to normal closing adjustments.

The Unit is a conventional unitized oil field encompassing approximately 53,360 acres which has been in production for approximately 50 years with production to date of approximately 460 million barrels (“MMbbl”) out of an initial oil in place of 1.4 billion barrels. Current production levels are approximately 26,000 barrels of oil per day of medium grade slightly sour crude. The reserve life index based on proven and plus probable reserves is more than 20 years.

The NRI is paid net of operating and capital costs and will add to the Company’s existing interests in the Unit which include both a 0.44% overriding royalty and a 2.26% working interest. The NRI adds approximately 24 MMbbl (20.4 MMbbl net after crown royalties) to the Company’s proven plus probable oil equivalent reserves, based on an independent engineering report effective as of December 31, 2011.

Closing is expected to occur on or about November 30, 2012 and will be funded through the Company’s existing working capital.

5.2                                         Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:                                Omitted Information

Not applicable.

Item 8:                                Executive Officer

Jacqueline Jones

Chief Legal Officer & Corporate Secretary

416-306-6300

jones@franco-nevada.com

Item 9:                                Date of Report

November 16, 2012

ADVISORY REGARDING OIL AND GAS RESERVES

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proven reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves. Probable reserves are those additional reserves that are less certain to be recovered than proven reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus probable reserves. Franco-Nevada retains Independent Qualified Reserves Evaluators (IQREs) to conduct a full evaluation of the company’s reserves.

All production and reserves quantities included in this material change report have been prepared in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this material change report, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: risks associated with closing of announced acquisitions; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this material change report are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of announced acquisitions; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual MD&A. The forward-looking statements herein are made as of the date of the material change only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.